UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478
(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Plan Participants of
The Team, Inc. Salary Deferral Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Team, Inc. Salary Deferral Plan and Trust (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2019 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

We have served as the Plan's auditor since 2014.

Houston, Texas
August 13, 2020

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value	$331,555,573	$272,870,810
Notes receivable from participants	12,115,610	11,921,841
Contributions receivable from participants	879,135	—
Contributions receivable from company	536,422	—
Due from broker for securities sold	623	86,458
Total assets	345,087,363	284,879,109
Liabilities:
Due to broker for securities purchased	—	(27,968)
Total liabilities	—	(27,968)
Net assets available for benefits	$345,087,363	$284,851,141

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions to net assets available for benefits attributed to:
Investment income:
Interest and dividends	$13,253,125
Net appreciation in fair value of investments	47,964,714
Total investment income	61,217,839
Contributions:
Participant contributions	31,265,729
Company contributions	10,311,772
Participant rollover contributions	2,306,275
Total contributions	43,883,776
Interest income on notes receivable from participants	585,203
Total additions	105,686,818
Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	45,172,835
Administrative fees	286,912
Total deductions	45,459,747
Net increase in net assets available for benefits	60,227,071
Transfer from predecessor plan	9,151
Beginning of year	284,851,141
End of year	$345,087,363

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Notes to Financial Statements
December 31, 2019 and 2018
(1) Description of the Plan
The following description of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan’s document for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. ( “Team”) and other adopting employers in the United States (the “Company”). The Plan is administered by the Investment Committee (the “Plan Administrator”) appointed by the Board of Directors of Team. The Board of Directors of Team voted to appoint Fidelity Management Trust Company (the “Trustee”) as the trustee, Fidelity Investments Institutional Operations Company, Inc. as the record keeper and Morgan Stanley as investment advisor for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
(b) Eligibility
Employees become eligible to participate in the Plan on the first day coinciding with or immediately following completion of one month of service. Leased employees, nonresident aliens who do not receive any United States source income that is earned from the Company, contractors, casual employees and certain excluded employee pay groups as specified in the Plan’s document are not considered eligible employees under the Plan.
(c) Contributions
Each year, participants may contribute up to 75% of their pre-tax annual eligible pay, as defined in the Plan document. The Internal Revenue Code of 1986, as amended (“IRC”) limits the maximum amount of a participant’s contribution, on a pre-tax basis, to $19,000 in 2019. Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan also allows Plan participants to make Roth 401(k) contributions. The Company makes nondiscretionary matching employer contributions in an amount equal to 50% of the participant’s contribution that is up to a limit of 6% of the participant’s eligible pay each Plan year. For the year ended December 31, 2019, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($6,000 for 2019). Total pre-tax, Roth, and catch-up contributions may not exceed 75% of eligible pay. Participants may also transfer into the Plan amounts representing qualified rollovers from other qualified plans. Participants may change their contribution rates as of the beginning of each payroll period.
Unless they affirmatively elect otherwise, newly eligible employees are automatically enrolled at a 6% deferral rate of eligible pay effective on their entry date to the Plan. Participants with a deferral rate greater than zero will have their deferral rate increased by 1% annually each December 31 until a deferral rate of 10% is reached. However, a participant’s deferral rate will not be automatically increased within the first six months following an automatic enrollment. Participants may elect to opt out of the automatic contribution increases.
(d) Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and Company matching contribution, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(e) Investments
Participants may direct the investment of their contributions into mutual funds, a money market fund, collective investment trust funds or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participants have elected to allocate their contributions. Participants may change investment options at any time.

(f) Vesting and Forfeited Accounts
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching employer contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100
Years of service with predecessor employers acquired by Team are recognized for vesting service, as defined in the Plan document.
Forfeited balances of terminated participants are used to reduce future matching employer contributions or to pay administrative expenses of the Plan. At December 31, 2019 and 2018, forfeited nonvested accounts totaled approximately $705,000 and $429,000, respectively. Forfeitures utilized to reduce matching employer contributions and pay administrative expenses totaled approximately $1,020,000 and $7,000, respectively, in 2019.
(g) Notes Receivable from Participants
Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000, and only one outstanding loan is allowed per participant at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates of Prime plus 1% at the time of the loan and are charged a one-time fee of $125. All loans must be repaid through payroll deductions within five years, except where a loan is used to purchase a principal residence, which is payable within ten years. Principal and interest are paid ratably through payroll deductions. Interest rates range from 4.25% to 9.25% and maturity dates range from January 2020 to December 2029 on loans outstanding at December 31, 2019. Merged plans may include loans that are payable in a time period that is greater than ten years.
(h) Payment of Benefits
On termination of service due to death, total disability or retirement, a participant becomes fully vested and may elect to receive the balance in his or her account. Normal retirement age under the Plan is 60. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect a withdrawal from the participant’s employee account and vested employer account. Upon furnishing proof of financial necessity, a participant is eligible for a hardship withdrawal from the participant’s employee account. Benefits are payable in a lump-sum amount.
The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.
(i) Termination of the Plan
Although it has not expressed any intent to do so, the Company may amend the Plan to discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. The Company may also reduce Company contributions at any time by amending the Plan. If the Company were to terminate the Plan, participants would become 100% vested in their Plan account balances, Plan assets would be valued, and participants would be entitled to distributions of their respective account balance.

(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Actual results could differ from these estimates.
(c) Risks and Uncertainties
The Plan provides for investment in mutual funds, money market funds, collective investment trust funds and a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(d) Investment Valuation and Income Recognition
Securities held by the Plan are valued at fair value and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants’ accounts. See Note 7—Fair Value Measurements for discussion of fair-value measurements.
The Galliard Retirement Income Fund (the “Fund”) seeks to provide consistency of returns while attempting to maintain minimal volatility, and is designed for investors seeking higher income than money market investments without the price fluctuation of stock or bond funds. The fair value of the Fund presented in the Plan’s financial statements is measured at net asset value (“NAV”) per share provided by the Trustee as a practical expedient. Plan participants acquire investment units in the Fund, with each unit representing an undivided interest in the underlying assets of the Fund. The Fund is a collective investment trust fund that primarily invests in stable value funds. At December 31, 2019 and 2018, the Fund has invested all of its assets in the Wells Fargo Synthetic Stable Value Fund. The value of the investment held by this fund is based on the underlying unit value reported by the stable value fund.
Stable value funds invest in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (“wrapper”) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and a return of fully accrued contract value at maturity. The issuer of the wrapper contract provides for withdrawals at the fund’s NAV for any normal benefit responsive requirements. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at an amount less than NAV. These events include termination of the Plan, a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a wrapper contract. The Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at NAV with participants.

Participant transactions (purchases and sales) with the Fund may occur daily at NAV, subject to limitations on transfer to a competing investment vehicle. The Plan’s continuing ability to transact with the Fund at NAV may be restricted or limited upon occurrence of certain Fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the Fund as a Plan investment option and fully withdraw all invested balances from the Funds. The Plan is restricted from withdrawing all assets from the Fund for a period of 12 months upon notification by the Company of its intent to do so under the terms of the participation agreement. There are no unfunded commitments to the Funds.
Net appreciation in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis using a crediting rate that is generally based on the fair value, duration, and yield to maturity of the underlying portfolio. Dividends are recorded on the ex-dividend date.
(e) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent notes receivable from participants are reclassified as a distribution based upon the terms of the Plan document.
(f) Expenses
Loan processing fees and check fees are charged to the accounts of the participants who have elected to take distributions from their accounts. All other administrative expenses of the Plan, including audit and legal fees, are paid by the Plan, as provided in the Plan document. Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in the applicable fund’s prospectus and disclosed to participants through a participant disclosure notice. Such fees are charged directly against the fund’s net appreciation (depreciation) in fair value of investments and are not separately disclosed in the accompanying financial statements.
(g) Payment of Benefits
Benefit payments to participants are recorded upon distribution. At December 31, 2019 and 2018, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.
(h) Line of Credit
The Trustee has arranged to utilize a line of credit to facilitate the purchase activity in the event that disbursement transactions on any given day exceed the cash position available in the unitized fund. At December 31, 2019 and 2018, there was no outstanding balance related to this line of credit.
(3) Team, Inc. Common Stock Voting Rights
At December 31, 2019 and 2018, the Plan held 1,080,610 and 1,203,313 shares of Team’s common stock, respectively. Participants may own units equivalent to the shares held by the Plan. Each participant is entitled to exercise voting rights to shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of the participants and beneficiaries.
(4) Concentration of Investments
The Plan’s investment in shares of Team common stock represents 5% and 6% of total investments at fair value as of December 31, 2019 and 2018, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries and offers these services in approximately 200 locations throughout the world. As a result of this concentration, any significant fluctuation in the market value of Team, Inc. common stock could affect individual participant accounts and the net assets of the Plan.
(5) Federal Income Tax Status
Management considers the Plan to be in compliance with Section 401(a) of the IRC and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). A letter dated March 31, 2014 received by the Trustee states that the form of the prototype plan is acceptable under IRC Section 401(a) for use by employers for the benefit of their employees. The letter, in effect, states that an employer who adopts the Plan will be considered to be qualified under IRC Section 401(a) provided all the terms of the Plan are met and the Plan does not discriminate in favor of key or highly compensated employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2019 and 2018.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6) Party-in-Interest Transactions
The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in Team’s common stock. These transactions, as well as notes receivable from participants, are authorized by contract provisions and an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(7) Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), provides the framework for measuring fair value. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common Stock — Valued using quoted market prices for the identical security in an active market.
Collective Investment Trust Funds — Valued using the NAV of the fund provided by the fund’s trustee, as a practical expedient to measure fair value.
Mutual Funds — Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).
Money Market Funds — Valued using the NAV of the fund shares.
Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants. The use of different valuation methodologies or assumptions to estimate the fair value of the Plan’s investments at the reporting date would likely result in a fair-value estimate of the Plan’s investments that differs from the reporting-date fair-value estimate presented herein. There have been no changes in the methodologies used at December 31, 2019 and 2018.
 The following summarizes the Plan’s investments by asset class and input level within the fair-value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2019
Common stock
Team, Inc. common stock	$17,257,342	$—	$—	$17,257,342
Mutual funds	298,414,647	—	—	298,414,647
Money market funds	2,275,921	—	—	2,275,921
Total assets in the fair value hierarchy	$317,947,910	$—	$—	317,947,910
Collective investment trust fund(1)				13,607,663
Total assets measured at fair value				$331,555,573

	Level 1	Level 2	Level 3	Total
December 31, 2018
Common stock
Team, Inc. common stock	$17,628,535	$—	$—	$17,628,535
Mutual funds	239,747,398	—	—	239,747,398
Money market fund	662,377	—	—	662,377
Total assets in the fair value hierarchy	$258,038,310	$—	$—	258,038,310
Collective investment trust funds(1)				14,832,500
Total assets measured at fair value				$272,870,810

(1)
Consists of the Galliard Retirement Income Fund (2019 and 2018) and the Invesco Stable Value Fund (2018 only), which are discussed further in Note 2 – Summary of Significant Accounting Policies, and are measured at fair value using the NAV per share (or its equivalent) as a practical expedient. Therefore, these have not been categorized in the fair value hierarchy, but are presented in this table to permit reconciliation of the amounts categorized in the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

(8) Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The COVID-19 pandemic and related economic repercussions have created significant volatility and uncertainty in domestic and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on economic activity globally, nationally and locally. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. In response to COVID-19, the Company suspended employer matching contributions for all participants in the Plan, through an amendment to the Plan effective March 30, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law, which includes provisions relating to retirement plans. The Plan was subsequently amended to implement certain changes provided for under the CARES Act including allowing certain eligible individuals to receive CARES Act-related distributions and deferments of certain participant loan payments for up to one year. The Company will continue to review and evaluate the impact of the CARES Act upon the Plan and may make additional changes in light of the other provisions of the law.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
EIN # 74-1765729, Plan # 002
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2019

Participant Contributions Transferred Late to the Plan	Totals that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$3,450,587	$3,450,587	$0	$0	$0

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
EIN # 74-1765729, Plan # 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Galliard Retirement Income Fund-Fee - Class F45	Collective Investment Trust Fund	**	$13,607,663
	Total Collective Investment Trust Fund			13,607,663

	Loomis Sayles Bond Fund Institutional Class	Mutual Fund	**	5,034,528
*	Fidelity Inflation-Protected Bond Index Fund	Mutual Fund	**	916,264
*	Fidelity Freedom Income Fund	Mutual Fund	**	769,943
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	408,038
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	12,891,983
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	19,328,170
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	19,861,026
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	10,778,416
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	2,216,503
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	13,938,057
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	17,255,632
*	Fidelity Freedom 2045 Fund	Mutual Fund	**	18,731,063
*	Fidelity Freedom 2050 Fund	Mutual Fund	**	21,121,559
*	Fidelity 500 Index Fund	Mutual Fund	**	29,449,139
*	Fidelity Freedom 2055 Fund	Mutual Fund	**	17,427,440
*	Fidelity Mid Cap Index Fund	Mutual Fund	**	4,017,097
*	Fidelity Real Estate Index Fund	Mutual Fund	**	2,471,349
*	Fidelity Freedom 2060 Fund	Mutual Fund	**	5,130,929
*	Fidelity Freedom 2065 Fund	Mutual Fund	**	112,944
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	**	25,179,671
	JPMorgan Large Cap Value Fund Class R6	Mutual Fund	**	12,808,732
	Oppenheimer Developing Markets Y Fund	Mutual Fund	**	3,637,291
	MFS Mid Cap Value Fund Class R6	Mutual Fund	**	6,172,751
	Victory RS Mid Cap Growth Y Fund	Mutual Fund	**	6,313,141
	Oppenheimer Discovery Fund Class Y	Mutual Fund	**	12,528,247
	Western Asset Core Plus Bond Fund Class I	Mutual Fund	**	9,328,162
	ClearBridge International Growth Fund	Mutual Fund	**	22,627
	Columbia Overseas Value Fund I2	Mutual Fund	**	11,984,962
	Franklin Small Cap Value Adv	Mutual Fund	**	6,711,206
*	Fidelity Small Cap Index Fund	Mutual Fund	**	1,867,777
	Total Mutual Funds			298,414,647

*	Team, Inc. Common Stock	Common Stock	**	17,257,342
	Total Common Stock			17,257,342

*	Fidelity Institutional Cash Portfolio	Money Market	**	483,301
*	Fidelity Government Money Market Fund	Money Market	**	1,792,620
	Total Money Market Funds			2,275,921

*	Participants loans	Interest rates ranging from 4.25% to 9.25%, maturities January 2020 to December 2029	0	12,115,610
	Total Participant Loans			12,115,610

				$343,671,183

________________

*	Party-in-interest, see Note (6) Party-in-Interest Transactions.

**	Cost omitted for Participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/S/ SUSAN M. BALL
Susan M. Ball Executive Vice President, Chief Financial Officer and Treasurer
August 13, 2020

EXHIBIT INDEX

Exhibit 23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm